UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 25, 2011
Commission File Number 1-15200
Statoil ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 25, 2011, entitled "Statoil publishes Annual and Sustainability Report for 2010".

Statoil publishes Annual and Sustainability Report for 2010

Statoil (OSE:STL, NYSE:STO) published the group’s Annual and Sustainability Report for 2010 on its website today, 25 March, as well as its US Annual Report and accounts on Form 20-F.

“2010 was a year of important strategic progress and active portfolio management for Statoil. We carried out a successful listing of Statoil Fuel and Retail, further clarifying our strategic profile as a technology focused upstream company,”,” writes chief executive Helge Lund in his introduction to the annual and sustainability report.

Lund notes that Statoil through the Peregrino and oil sands transactions strengthened the balance of the portfolio, increased the group’s financial flexibility, and created substantial shareholder value. In 2010 Statoil also continued the high activity on the Norwegian continental shelf and further matured the assets.

“Safety is our top priority and we continue to improve our overall safety results. However, specific incidents in 2010 shows that we cannot rest in our effort to further strengthen our safety performance. On the production side, we delivered high volumes during the first half of 2010, demonstrating our portfolio's capacity. During the second half of the year we experienced specific operational issues, taking the annual production somewhat below what we expected. We nevertheless delivered strong cash flow and financial results”, Lund adds.

The reports will be published on Statoil's website at http://www.statoil.com/.

The HTML version of the Form 20F report will be available on the US Securities and Exchange Commission's website in the Edgar database at http://www.sec.gov from 14.00 Central European Time (09.00 Eastern Standard Time) today.

The legally required part of the annual and sustainability report will be available in a printed version on 26 April at the latest, together with the printed version of Form 20-F and Statoil In Brief 2010/2011.

At that time, the report will be distributed electronically to those shareholders who have opted to receive the report in this form.

The Statoil In Brief 2010/20112011 will be distributed all other shareholders registered in the Norwegian Central Securities Depository (VPS).

Those interested can order the printed versions. Use the order form at: http://www.statoil.com/orderreports.

Contacts:
Investor relations
Hilde Merete Nafstad,
senior vice president investor relations,
+47 957 83 911 (mobile)

Morten Sven Johannessen,
vice president investor relations USA,
+ 1 203 570 2524 (mobile)

Press
Jannik Lindbæk jr,
vice president for media relations,
+47 97 75 56 22

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: March 25, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer